SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WEB  WWW. SRFF.COM

July 30, 2008

BY EDGAR AND
FACSIMILE TRANSMISSION 202-772-9369
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Dorine H. Miller Mail Stop 7010

Re:	Cryoport, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-152329 (the “Registration Statement”)

Dear Ms. Miller:

By letter dated January 14, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement that was filed on July 14, 2008.  Following are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management,  page 38

1.
The information included in the security ownership table on page 38 is dated as of June 27, 2008. However, the information in the table does not reconcile with security ownership disclosure that is included in your Form 10-K, which is also dated as of June 27, 2008.  For example, the security ownership of BridgePointe Master Fund and Enable Growth Partners has been omitted from this discussion in the registration statement.  However, the disclosure is included in the Form 10-K. Please reconcile and update the disclosure. In the column reflecting the percentage of shares beneficially owned, please provide the percentage without regard to any conversion caps.

The Company advises the Staff that the information in the Company’s Annual Report on Form 10-K (the “Form 10-K”) speaks as of March 31, 2008, as stated in the introductory paragraph to the principal stockholder table.  Therefore, there is no inconsistency between the Form 10-K and the Registration Statement, as subsequent transaction have changed shareholdings (as explained in the response to the next comment).  The financing documents that gave rise to the beneficial ownership of Company stock by Master Fund (“BridgePointe”) include restrictions on the number of shares that may be owned by these entities that have been recognized for many years as effective caps on percentage beneficial ownership.  See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999).  As a result, no revisions are required to be made to the Registration Statement in response to this comment.

Selling  Stocksholders , page 40

2.	Please reconcile the 11,771,704 shares held by BridgePointe Master Fund as shown in the security ownership table on page 40 with the 5,215,496 shares held by it as disclosed in the Form 10-K.

As set forth in the response to the previous comment, the Form 10-K speaks as of March 31, 2008.  The Company and BridgePoint have since engaged in previously disclosed securities transactions that have changed BridgePointe’s ownership of Company stock.  As a result, no revisions are required to be made to the Registration Statement in response to this comment.

The Company is supplementally submitting to the Staff Annex A that sets forth securities transactions involving BridgePoint since March 31, 2008.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman

Annex A

CryoPort, Inc.
Capitalization Table of Issued and Beneficial Shares
BridgePointe Master Fund updated through June 30, 2008

		Shares Held	Warrants	Conv. Debt	Combined
		(Per Transfer Agent Report)

BridgePointe Master Fund Ltd.	3/31/2008	166,479	3,151,259	1,897,758	5,215,496

Sale of shares held		(166,479)			(166,479)

Issue additional warrants for 4-30-08 amendment of October 2007 Convertible Debenture	4/30/2008		2,976,190		2,976,190

Issue additional warrants for May 30, 2008 Convertible Debenture	4/30/2008		2,258,402		2,258,402

Additional Beneficial shares for Principal conversion of May 30, 2008 Convertible Debenture	5/30/2008			1,488,095	1,488,095

BridgePointe Master Fund Ltd.	6/30/2008	-	8,385,851	3,385,853	11,771,704

** Ownership of shares is limited to 4.9% per Covertible Debenture Agreements.